Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Amendment No. 1 to Prospectus Supplement No.  599 to

the Prospectus dated April  6, 2009,

and the Prospectus Supplement dated April 6, 2009

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$23,770,000
Fixed and Floating Rate Notes due 2017

We will pay a fixed rate of interest at a rate of 4.00% per annum quarterly on February 15, May 15, August 15, and November 15 of each year, commencing on February 15, 2011 to, and including, May 15, 2012. After May 15, 2012, interest will be payable quarterly on February  15, May 15, August 15, and November 15 of each year, commencing on August 15, 2012 to, and including, November 15, 2013, at a floating rate equal to the then-applicable 3-month USD LIBOR rate plus 1.40%. After November 15, 2013, interest will be payable quarterly on February 15, May 15,  August 15, and November 15 of each year, commencing on February 15, 2014 to, and including, the stated maturity date (November 15, 2017) at a floating rate equal to the then-applicable 3-month USD LIBOR rate plus 1.40%, subject to the maximum rate described below. Every interest payment after November 15, 2013 will be capped at the maximum rate of 7.00% per annum. The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000 for each $1,000 of your face amount.

The interest on your notes for each interest period from May 15, 2012 to the stated maturity date, which we refer to as the “floating rate interest period”, will be a rate equal to the then-applicable 3-month USD LIBOR rate on the interest determination date for an interest period plus 1.40%. The interest rate on your notes for the floating rate interest periods commencing on May 15, 2012 to, but excluding, November 15, 2013, will not be subject to the maximum rate. The interest on your notes for the floating rate interest periods commencing on November 15, 2013 to, but excluding, the stated maturity date will be a rate equal to:

•

If the 3-month USD LIBOR rate on the interest determination date for an interest period plus 1.40% is less than the maximum rate, the 3-month USD LIBOR rate on such interest determination date plus 1.40%; or

•	If the 3-month USD LIBOR rate on the interest determination date for an interest period plus 1.40% is equal to or greater than the maximum rate, the maximum rate.

For the floating rate interest periods commencing on November 15, 2013 to, but excluding, the stated maturity date, even if the 3-month USD LIBOR rate on an interest determination date plus 1.40% is greater than the maximum rate of 7.00% per annum, the notes will accrue only 7.00% per annum in the applicable interest period.

Original issue date:	November 15, 2010	Underwriting discount:	1.40% of the face amount for the $16,585,000 face amount of the notes traded on November 2, 2010; 1.15% of the face amount for the $4,185,000 face amount of the notes traded on November 4, 2010; 1.00% of the face amount for the $3,000,000 face amount of the notes traded on November 5, 2010
Original issue price:	100% of the face amount	Net proceeds to issuer:	98.60% of the face amount for the $16,585,000 face amount of notes traded on November 2, 2010; 98.85% of the face amount for the $4,185,000 face amount of the notes traded on November 4, 2010; 99.00% of the face amount for the $3,000,000 face amount of the notes traded on November 5, 2010

The issue price, underwriting discount and net proceeds listed above relate to the notes we have sold through the date of this prospectus supplement.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-2, as well as the “Additional Risk Factors Specific to Your Notes” on page S-6.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-6 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated November 5, 2010.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount equal to $1,000; $23,770,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Stated maturity date: November 15, 2017

Trade dates: November 2, 2010, November 4, 2010 and November 5, 2010; the notes traded on November 2, 2010 have the same CUSIP and ISIN numbers as those traded on November 4, 2010 and November 5, 2010

Original issue date (settlement date): November 15, 2010

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: the notes will be treated as issued with original issue discount for tax purposes

Form of notes: global form only

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be 4.00% per annum

Fixed rate interest payment dates: quarterly on February 15, May 15, August 15, and November 15,

commencing on February 15, 2011 to, and including, May 15, 2012

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed interest rate period) to but excluding the following fixed rate interest payment date

Floating interest rate: for each floating rate interest period, interest on the notes will be the then-applicable 3-month USD LIBOR rate, determined on the relevant interest determination date, plus 1.40%, subject to the following:

For the floating rate interest periods commencing on November 15, 2013 to the stated maturity date:

•	if the 3-month USD LIBOR rate on an interest determination date plus 1.40% is less than the maximum rate, the 3-month USD LIBOR rate on such interest determination date plus 1.40%; or

•	if the 3-month USD LIBOR rate on an interest determination date plus 1.40% is equal to or greater than the maximum rate, the maximum rate

Maximum rate: 7.00% per annum

Base rate for the floating rate interest periods: 3-month USD LIBOR (as described in the accompanying prospectus supplement under “Description of the Notes We May Offer — Interest Rates — LIBOR Notes”)

Reuters screen LIBOR page: LIBOR01

Index maturity: 3 months

Index currency: U.S. dollar

Spread: 1.40% per annum

Initial base rate: 3-month USD LIBOR in effect on May 11, 2012; provided, however, that if the calculation agent cannot determine 3-month USD LIBOR as described in the accompanying prospectus supplement under “Description of the Notes We May Offer — Interest Rates — LIBOR Notes”, then the initial base rate will be 4.00%

Floating rate interest payment dates: quarterly on each February 15, May 15, August 15, and November 15, commencing August 15, 2012 and ending on the stated maturity date

Floating rate interest periods: quarterly; the periods from and including the final fixed rate interest payment date to but excluding the next succeeding floating rate interest payment date, or the stated maturity date, in the case of the final floating rate interest period, are each a floating rate interest period

Business day convention: modified following unadjusted; applicable to interest payment dates and interest reset dates

Interest determination dates: for each floating rate interest period, the second London business day preceding the interest reset date

Floating rate interest reset dates: Every February 15, May 15, August 15, and November 15, commencing on May 15, 2012

Day count fraction: 30/360 (ISDA)

Regular record dates: the fifth business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Business day: Modified Following unadjusted

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UPF2

ISIN no.: US38143UPF20

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period following the eighth interest period.

The table below is based on 3-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 3-month USD LIBOR rate will be on any day during the floating rate period, and no one can predict the interest that will accrue on your notes in any interest period during the floating rate period. The 3-month USD LIBOR rate has been highly volatile — meaning that it has changed substantially in relatively short periods — in the past and it cannot be predicted for any future period.

For these reasons, the actual 3-month USD LIBOR rates during the floating rate period, as well as the interest payable at each floating rate interest payment date, may bear little relation to the hypothetical table shown below or to the historical 3-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 3-month USD LIBOR rates during recent periods, see “Historical 3-Month USD LIBOR Rates” on page S-11. Before investing in the offered notes, you should consult publicly available information to determine the 3-month USD LIBOR rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each floating rate interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final 3-month USD LIBOR rates on a given interest determination date. The center and right columns of the table below represent the hypothetical interest, as a percentage of the face amount of each note, that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical 3-month USD LIBOR rate. Thus, a hypothetical interest payment amount of 7.00% with respect to a given floating rate interest payment date means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on such floating rate interest payment date would equal 7.00% of the face amount of a note.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Maximum rate	7.00% per annum

Spread	1.40% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical 3-month USD LIBOR Rate	Hypothetical interest amount payable on a floating rate interest payment date (including the spread)
	On or after August 15, 2012 to November 15, 2013	On or after February 15, 2014 to the stated maturity date
0.00%	1.40%	1.40%
0.80%	2.20%	2.20%
0.90%	2.30%	2.30%
1.00%	2.40%	2.40%
3.00%	4.40%	4.40%
4.00%	5.40%	5.40%
5.80%	7.20%	7.00%*
6.00%	7.40%	7.00%*
6.70%	8.10%	7.00%*
6.80%	8.20%	7.00%*
7.00%	8.40%	7.00%*

* Interest is capped at the maximum rate of 7.00% per annum for the interest payment dates on or after February 15, 2014.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus.

We cannot predict the actual 3-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 3-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each floating rate interest payment date and the rate of return on the offered notes will depend on the actual 3-month USD LIBOR rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each floating rate interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Applicable Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the applicable trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors

That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Amount of Interest Payable On The Notes In Certain Interest Periods Is Capped

The interest rate for the first six interest periods will be 4.00% per annum. For each floating rate interest period commencing on or after May 15, 2012, on the interest determination date, the 3-month USD LIBOR rate plus the spread. For each floating rate interest period commencing on or after November 15, 2013, on the interest determination date, the 3-month USD LIBOR rate plus the spread will be subject to the maximum rate of 7.00% per annum, which will limit the amount of interest you may receive on each floating rate interest payment date. Thus, you will not benefit from any increases in the 3-month USD LIBOR rate plus the spread above the maximum rate. Accordingly, the notes may provide more or less interest income than an investment in a similar instrument.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any Day Other Than an Interest Determination Date

For each interest period after the first six interest periods, the amount of interest payable on each floating rate interest payment date is calculated based on the 3-month USD LIBOR rate on the applicable interest determination date plus the spread. Although the actual 3-month USD LIBOR rate on a floating rate interest payment date or at other times during a floating rate interest period may be higher than the 3-month USD LIBOR rate on the applicable interest determination date, you will not benefit from the 3-month USD LIBOR rate at any time other than on the interest determination date for such floating rate interest period.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

In the first-half of 2008, concerns were expressed that some of the member banks recently surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the interbank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting occurred, it may have resulted in the LIBOR rate being artificially low. If such under-reporting in fact still exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, in August 2008 the BBA announced that it was changing the LIBOR rate-fixing process by increasing the number of banks surveyed to set LIBOR rates. Previously, the BBA also indicated that it was considering adding a second rate-fixing process for U.S. dollar LIBOR after the U.S. market opening, but after discussion with the member banks, in August 2008, BBA indicated that no such second process would be introduced. The BBA is continuing its consideration of ways to strengthen the oversight of the process and review the composition of the panels of banks surveyed to set

LIBOR rate bi-annually. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase in the reported LIBOR rates. You may not benefit from any such increase in LIBOR rates because the interest on your notes is subject to the maximum rate for the floating rate interest periods commencing on or after November 15, 2013. As a result, the amount of interest payable for each of your notes may be significantly less than it would have been had you invested in a similar investment instrument not subject to such a maximum interest rate.

The Historical Levels of the 3-month USD LIBOR Rate Are Not an Indication of the Future Levels of the 3-month USD LIBOR rate

In the past, the level of the 3-month USD LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3-month USD LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3-month USD LIBOR rate is not an indication that the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of the 3-month USD LIBOR rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 3-month USD LIBOR rate;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the 3-month USD LIBOR rate;

•	economic, financial, regulatory, political, military and other events that affect LIBOR rates generally;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 3-month USD LIBOR rate based on its historical performance. The actual performance of the 3-month USD LIBOR rate during the floating rate period, as well as the interest payable on each floating rate interest payment date may bear little or no relation to the hypothetical levels of the 3-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 3-month USD LIBOR Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 3-month USD LIBOR rate. Changes in the 3-month USD LIBOR rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we discuss under “Use of Proceeds and Hedging” below, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the 3-month USD LIBOR rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the 3-month USD LIBOR rate or any other factor that may affect the amount of interest that may be paid on any interest payment date, could be adverse to your interests as a beneficial owner of your notes.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 3-month USD LIBOR rate on any interest determination date, which we will use to determine the amount we will pay on any applicable interest payment date during the floating rate period. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Treatment of Your Notes is Uncertain. However, it Would be Reasonable To Treat Each of Your Notes as a Variable Rate Debt Instrument for United States Federal Income Tax Purposes

The tax treatment of your notes is uncertain. However, it would be reasonable to treat each of your notes as a variable rate debt instrument subject to the original issue discount rules for

United States federal income tax purposes and the issuer intends to so treat the notes. Under those rules, you generally will be required to account for interest on the notes in the manner described under “Supplemental Discussion of Federal Income Tax Consequences” below. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

You Will Be Required to Accrue Interest in Excess of Interest Payments Following the First 18 Months

As discussed below under “Supplemental Discussion of Federal Income Tax Consequences”, you will be required to accrue an amount of interest in the first 18 months of your note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your note in such period. Conversely, you will be required to accrue an amount of interest in the final five and a half years of your note that will generally exceed the stated interest on your note in such period.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of instruments linked to the 3-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 3-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR rate, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 3-month USD LIBOR rate.

HISTORICAL 3-MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 3-month USD LIBOR rate since January 1, 2007. The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during any period shown below is not an indication that the level of the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate period.

You should not take the historical level of the 3-month USD LIBOR rate as an indication of future levels of the 3-month USD LIBOR rates. We cannot give you any assurance that the future levels of the 3-month USD LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a maximum interest rate. Neither we nor any of our affiliates make any representation to you as to the 3-month USD LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 3-month USD LIBOR rate may be less likely to be indicative of the levels of the 3-month USD LIBOR rate during the floating rate period. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a maximum interest rate.

The actual levels of the 3-month USD LIBOR rate during the floating rate period may bear little relation to the historical levels of the 3-month USD LIBOR rate shown below.

The table below shows the high, low and last levels of the 3-month USD LIBOR rate for each of the four calendar quarters in 2007, 2008, 2009 and 2010 (through November 5, 2010). We obtained the 3-month USD LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month USD LIBOR Rate

	High	Low	Last
2007
Quarter ended March 31	5.36025	5.33000	5.35000
Quarter ended June 30	5.36000	5.35000	5.36000
Quarter ended September 30	5.72500	5.19813	5.22875
Quarter ended December 31	5.25313	4.70250	4.70250
2008
Quarter ended March 31	4.68063	2.54188	2.68813
Quarter ended June 30	2.92000	2.63813	2.78313
Quarter ended September 30	4.05250	2.78500	4.05250
Quarter ended December 31	4.81875	1.42500	1.42500
2009
Quarter ended March 31	1.42125	1.08250	1.19188
Quarter ended June 30	1.17688	0.59500	0.59500
Quarter ended September 30	0.58750	0.28250	0.28688
Quarter ended December 31	0.28438	0.24875	0.25063
2010
Quarter ended March 31	0.29150	0.24875	0.29150
Quarter ended June 30	0.53925	0.29150	0.53394
Quarter ended September 30	0.53363	0.02938	0.29000
Quarter ending December 31 (through November 5, 2010)	0.29063	0.28563	0.28563

We have included the following graph of the historical behavior of the 3-month USD LIBOR rate for the period from November 5, 2000 to November 5, 2010, for your reference. Past movements of the 3-month USD LIBOR rate are not indicative of future levels or the future behavior of the 3-month USD LIBOR rate.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The tax treatment of your notes is uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends upon whether it is reasonably expected that the applicable maximum rate will cause the yield on the notes to be significantly less than the expected yield for the notes determined without such maximum rate. We intend to take the position that the yield of the notes is not reasonably expected to be significantly affected by the applicable maximum rate. We accordingly intend to treat your notes as a variable rate debt instrument for United States federal income tax purposes. Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as variable rate debt instruments. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the notes will be so treated. Under such treatment, you generally will be required to account for interest on the notes in the manner described below. The effect of the application of these rules to your notes is that you will be required to accrue an amount of interest in the first 18 months of your note (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your note in such period. Conversely, you will be required to accrue an amount of interest in the final five and a half years of your note that will generally exceed the stated interest on your note in such period.

Our determination that the maximum rate is not reasonably expected to affect the yield of the notes is made solely for U.S. federal income tax purposes, and it is not a prediction or guarantee as to whether the interest rate on your notes will or will not be capped by the maximum rate.

As discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for federal income tax purposes as it accrues (regardless of your method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your notes in order to determine the amount of OID in respect of a note. As discussed in the following paragraph and discussed in further detail under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities,” in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID and QSI on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) second, each floating rate (including the floating rate determined under

(i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date). If the amount paid in any quarter is greater than (or less than) the amount assumed to be paid in such quarter, you will be required to increase (or decrease) the amount of QSI you take into income by this difference. In general, your taxable income in each year should include the amount of QSI paid or accrued (subject to the adjustments discussed in this paragraph) and the annual OID accrual with respect to your notes but should not include payments made in respect of your notes that are in excess of QSI (as adjusted). Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for federal income tax purposes as a return of principal. You should determine the OID that is allocable to each period in the manner described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” for more information.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

If you purchase the notes at a price lower than the original issue price, you will be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. Because the notes provide for payments made prior to maturity that are treated as a return of principal, a holder may not be able to use the straight-line method described therein. You should consult your own tax advisor as to the proper method to accrue market discount. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The original issue price of your notes is equal to the principal amount of the notes.

Alternative Treatments. If it is determined that the applicable maximum rate is reasonably expected cause the yield on the notes to be significantly less than the expected yield for the notes determined without the such maximum rate, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the projected payments under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over an actual payment under the notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income (including any OID) and its net gains from the maturity or disposition of the notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of 1.00% of the face amount for the $16,585,000 face amount of the notes traded on November 2, 2010, a concession not in excess of 0.75% of the face amount for the $4,185,00 face amount of the notes traded on November 4, 2010 and a concession not in excess of 0.60% of the face amount for the $3,000,000 face amount of the notes traded on November 5, 2010.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,750. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on November 15, 2010, which is the eighth scheduled business day after November 2, 2010, the sixth scheduled business day after November 4, 2010 and the fifth scheduled business day after November 5, 2010. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that $16,585,000 of the notes will initially settle in eight business days (T + 8), $4,185,000 of the notes will initially settle in six business days (T + 6), and $3,000,000 of the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a

“conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Specific Terms of Your Notes	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Use of Proceeds and Hedging	S-10
Historical 3-Month USD LIBOR Rates	S-11
Supplemental Discussion of Federal Income Tax Consequences	S-13
Employee Retirement Income Security Act	S-16
Supplemental Plan of Distribution	S-17
Conflicts of Interest	S-19

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$23,770,000

The Goldman Sachs

Group, Inc.

Fixed and Floating Rate Notes due 2017

Medium-Term Notes, Series D

Goldman, Sachs & Co.